$2,000,000,000	FILED PURSUANT TO RULE 433

1.800% SENIOR NOTES DUE 2018	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (stable outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	January 29, 2015
Settlement Date:	February 5, 2015 (T+5 days)
Maturity:	February 5, 2018
Par Amount:	$2,000,000,000
Semi-Annual Coupon:	1.800% per annum
Re-offer Spread to Benchmark:	T3 + 97 basis points
Re-offer Yield:	1.826% per annum
Public Offering Price:	99.924%
Net Proceeds to Citigroup:	$1,993,480,000 (before expenses)
Interest Payment Dates:	The 5th of each February and August, beginning August 5, 2015. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Barclays Capital Inc. CastleOak Securities, L.P. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. UniCredit Capital Markets LLC Wells Fargo Securities, LLC

$2,000,000,000	FILED PURSUANT TO RULE 433

1.800% SENIOR NOTES DUE 2018	FILE NO. 333-192302

Junior Co-Managers:

ANZ Securities, Inc.

Apto Partners, LLC

BBVA Securities Inc.

Blaylock Beal Van, LLC

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CAVU Securities, LLC

Credit Agricole Securities (USA) Inc.

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

Great Pacific Securities

ING Financial Markets LLC

Lebenthal & Co., LLC.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

nabSecurities, LLC

Nomura Securities International, Inc.

PNC Capital Markets LLC

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Siebert Brandford Shank & Co., L.L.C.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

CUSIP:	172967JH5
ISIN:	US172967JH59

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.